EXHIBIT 8.1

Name of company	Rate of ownership and control % (direct and indirect)		Country of Residence

Elscint Ltd.	100.0		Israel

Bea Hotels N.V.	100.0		The Netherlands

Elbit Trade and Retail Ltd.	100.0		Israel

Elbit Ultrasound Netherlands B.V.	100.0		The Netherlands

Plaza Centers NV	70.6		The Netherlands

InSightec Ltd.	71.7		Israel

Elbit Plaza India Real Estate Holding Limited	100.0	(*)	Cyprus

(*)	We hold 47.5% of the shares in EPI directly, and additional 47.5% through PC. Additional 5% were granted to our Executive Vice Chairman.